Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

August 20, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Datadog, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 14, 2019

CIK: 0001561550

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 16, 2019 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on August 14, 2019.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the above-referenced Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the above-referenced Amended Draft Registration Statement.

Notes to the Consolidated Financial Statements

Note 7. Commitments and Contingencies page F-22

1.

We note that you recognized a $5.0 million benefit related to the “release of a non-income tax liability” during the six months ended June 30, 2019. Please revise to provide more details about this transaction, including the nature of the liability and reasons for its release. Also, clarify for us whether the $5.0 million “one-time tax adjustment” you reference in footnote (d) on the cover page is referring to the release of this non-income tax liability.” If so, please tell us why you believe recording this adjustment in operating expense versus tax expense is appropriate.

The Company respectfully advises the Staff the recognized $5.0 million benefit related to the release of a potential non-income tax liability for which the period of limitations for assessment had expired during the six months ended June 30, 2019. The reference in footnote (d) on the cover page is referring

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

August 20, 2019

Page Two

to the same release of potential non-income tax liability as referenced in Note 7 in the Notes to the Consolidated Financial Statements. Because the contingency related to non-income taxes associated with employment matters, the liability was released as an operating expense, consistent with the recording of similar non-income taxes and the initial recording of the charge.

In response to the Staff’s comment, the Company will revise the disclosure in its Registration Statement on Form S-1 (the “Registration Statement”) to reflect the following: (1) on the cover page of the Registration Statement, footnote (d) will read “Includes a $5MM non-cash benefit to operating income related to the release of a non-income tax liability. See Note 7 to our consolidated financial statements for further discussion”; and (2) Note 7 to the Company’s consolidated financial statements will indicate that “The Company recognized a $5.0 million benefit in the consolidated statement of operations during the six months ended June 30, 2019 (unaudited), related to the release of a potential non-income tax liability for which the period of limitations for assessment had expired.”

Note 14. Subsequent Events (unaudited), page F-37

2.

Please revise to disclose the expected financial impact, including the related compensation expense and vesting terms, for the July 2019 stock option grant or any other grant that you might make prior to effectiveness, if material. Refer to ASC 855-10-50-2(b).

The Company respectfully advises the Staff that in addition to the options granted in July 2019, it granted options to purchase an additional 183,650 shares on August 20, 2019. Each of these grants are subject to service-based vesting conditions over approximately four years.

The Company further advises the Staff that it intends to retrospectively assess the fair value of these options for purposes of computing stock-based compensation expense using a straight-line methodology to interpolate the estimated fair value between the valuation contained in the June 30, 2019 Valuation Report (as set forth in the Company’s letter to the Staff, dated July 30, 2019) and the midpoint of the estimated offering price range, as determined by discussions between the Company and the underwriters. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock during this period.

The Company will supplementally provide to the Staff the expected compensation expense prior to the filing and circulation of a preliminary prospectus, once an estimated offering price range is available and an estimated fair value is determinable. The Company will also disclose in its preliminary prospectus as part of Note 14, Subsequent Events (unaudited), such estimated compensation expense, the vesting terms of the option grants, and any additional subsequent grants the Company may issue.

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Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

August 20, 2019

Page Three

Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely, Cooley LLP

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com